CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770

July 13, 2006

Mr. S. Thomas Kluck II
Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549-3561

RE:     ESE Corporation
Form SB-2
SEC file no. 333-128110

Dear Mr. Kluck:

In response to your letter of comments dated April 27, 2006, please be advised as follows:

General

1. Your legal conclusion is erroneous. We restate our previous response to comment no. 1. ESE is not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended (the "Act") defines the term "blank check company" to mean, any development stage company that is issuing a penny stock that, "(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies." ESE has a specific plan and purpose. ESE has no plans to merge with an unidentified company or companies. ESE's business purpose and specific plan is to engage in the business of selling coffee, coffee beverages, pastries and confections. In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, "... start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering." If start-up companies were subject to Rule 419, all start-up businesses would be considered blank check companies. ESE has begun operations. It has entered into an agreement to lease its first location in North Carolina.

Securities and Exchange Commission
RE:     ESE Corporation
Form SB-2
No. 333-128110
July 13, 2006

Further, we suggest that you contact the Office of Small Business Policy. Rule 419 applies to issuers, not selling shareholders.

2. The exhibit has been corrected. ESE Corporation is the lessee.

3. The disclosure has been revised.

4. The disclosure has been revised as requested.

5. The disclosure has been revised as requested.

Summary of Our Offering

Our Business

6. The disclosure requested has been provided.

7. The disclosure requested has been provided.

8. The disclosure requested has been provided.

9. The disclosure requested has been provided.

Business

Site Selection and Store Design

10. The disclosure requested has been provided.

Government Regulation

11. The disclosure requested has been provided.

Employees

12. The disclosure requested has been provided.

Securities and Exchange Commission
RE:     ESE Corporation
Form SB-2
No. 333-128110
July 13, 2006

Management's Discussion and Analysis of Financial Condition or Plan of Operation

13. The disclosure has been revised.

14. The disclosure has been revised.

15. The disclosure has been reconciled.

16. The language has been deleted and revised to reflect the current condition of the Company.

17. The disclosure requested has been provided.

18. $1,500 is for leasing the premises and equipment/furniture. $675,000 should be $675.00.

19. The disclosure has been revised.

20. The disclosure has been revised.

21. The disclosure has been revised.

22. The disclosure has been revised.

23. The disclosure has been revised.

24. The disclosure has been revised.

Liquidity and Capital Resources

25. The disclosure has been revised.

26. The disclosure has been reconciled.

27. The disclosure requested has been provided.

28. The disclosure has been revised.

Securities and Exchange Commission
RE:     ESE Corporation
Form SB-2
No. 333-128110
July 13, 2006

Results of Operations

29. The disclosure requested has been provided.

Principal Shareholders

30. The disclosure requested has been provided.

31. The disclosure requested has been provided.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:jtb